March 6, 2009

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief

Re:	Parametric Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed November 26, 2008
File No. 000-18059

Ladies and Gentlemen:

We refer to Mark Kronforst’s letter dated February 20, 2009 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 26, 2008 (the “2008 Form 10-K”) by Parametric Technology Corporation (the “Company”). Please find our response to the Staff’s comments below. For your convenience, each of the comments in Mr. Kronforst’s letter is restated below, followed by our response.

Results of Operations, page 19

1.

Your discussion of the results of operations frequently does not quantify sources of material changes. For example, the contributions of the acquired business, CoCreate Software GmbH, during the ten months ending September 30, 2008, should be disclosed in quantified terms with respect to each category of revenues and expense categories to which the CoCreate activities had a substantial impact. As a further example, refer to disclosure on page 22 addressing the increase in maintenance revenue. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D. of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and offsetting factors.

Response:

We will quantify the sources of material changes and offsetting factors in our future filings.

Securities and Exchange Commission

Revenue, page 21

2.

We note that you refer to “new seat revenue” and “seats under maintenance” throughout your discussion of revenues without quantifying the number of seats. Tell us how you considered whether these seat measures are key performance indicators under Section III.B.1 of SEC Release No. 34-48960. As part of your response, tell us whether you provide this information to analysts and, if so, why.

Response:

Our discussion of “new seat revenue” and “seats under maintenance” in our 2008 Form 10-K reflects how we use those measures.

New Seats and New Seat Revenue

New seats have differing prices based on the functionality of the seat and other factors, so a particular number of new seats does not directly correspond to a particular amount of revenue. Accordingly, we use “new seat revenue” only as a description of the source of the revenue – sales of new seats rather than sales of upgrades or modules – and do not use either the number of new seats or the amount of revenue attributable to those new seats as a key performance measure.

We historically provided the number of new seats to investors and analysts as part of our operating metrics posted to our website in connection with our earnings releases and investor conference calls because some investors and analysts asked for the information, although we did not view the information as material.

Accordingly, when considering non-financial performance measures that we use that should be discussed as contemplated by Section III.B.1 of SEC Release No. 34-48960, we determined that neither “new seats” nor “new seat revenue” was such a measure.

Seats under Maintenance

We do not use the number of “seats under maintenance” as a key performance measure. However, we do view the trend of whether the number of seats under maintenance is increasing or decreasing relative to historical seats under maintenance as an important performance measure. We view an increase in seats under maintenance as a positive trend that represents a potential future stream of maintenance revenue and a decrease in seats under maintenance as a trend that could translate to a decline in maintenance revenue over time. However, we believe the actual number of seats under maintenance is not, in and of itself, meaningful as different types of seats under maintenance generate different amounts of revenue and, accordingly, a particular increase or decrease in the number of seats under maintenance does not directly correspond to a particular increase or decrease in revenue.

Accordingly, when considering non-financial performance measures that we use that should be discussed as contemplated by Section III.B.1 of SEC Release No. 34-48960, we identified the trend of seats under maintenance relative to historical periods as such a measure.

We disclose seats under maintenance as part of our prepared remarks that we post on our website and furnish to the SEC under a Current Report on Form 8-K in conjunction with our earnings press release. The prepared remarks provide the actual number of seats under maintenance to enable investors and analysts to calculate the percentage increase or decline in seats under maintenance that we disclose and discuss.

Securities and Exchange Commission

Items 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

3.

We note your statement that your disclosure controls and procedures are designed to provide “reasonable assurance” that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In addition, you state that you concluded that your disclosure controls and procedures were effective as of September 30, 2008. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. In your response letter, please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

Response:

Our disclosure in future filings will state clearly, if true, that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

As requested, we confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2008, the end of the period covered by our 2008 Form 10-K.

Item 11. Executive Compensation

Incorporated by Reference from Schedule 14A Filed January 20, 2009

Compensation Discussion and Analysis, page 26

4.

In future filings please provide a more specific explanation of the manner in which the Company’s achievement of performance criteria affects the actual number of shares awarded to each of your named executive officers.

Response:

On page 31 of our proxy statement, in our Compensation Discussion and Analysis, we provide the performance criteria used for our 2008 performance-based programs and a cross-reference to the Grants of Plan-Based Awards table. The Grants of Plan-Based Awards table discloses the number of shares initially granted to our named executive officers, including how those amounts were determined, and also discloses the numbers of shares earned by each named executive officer as a result of applying the percentage of the performance criteria that was achieved to the number of shares initially granted.

In future filings, we will provide the explanation of the manner in which the Company’s achievement of performance criteria affects the actual number of shares earned by our named executive officers in closer proximity to the disclosure of the performance criteria themselves so that investors can better understand the relationship between these two disclosures.

Securities and Exchange Commission

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

5.

Your disclosures indicate that revenues from certain multiple-element arrangements are recognized using the percentage of completion method. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs as services or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Response:

Revenue from multiple-element arrangements that do not qualify for separate accounting of the license and service elements recognized using the percentage-of-completion method was less than 1% of total revenue, and the related costs were less than 1% of total costs and expenses, for each of the years ended September 30, 2008, 2007, and 2006. These arrangements were contracted with certain existing customers and involve research and development engineers creating new features and functionalities for our software. The revenue has been recorded as license revenue and the related costs have been recorded as research and development expense for all periods presented. The features and functionalities developed are eventually released as part of our standard out-of-the-box software and available to all customers. We note that a better classification of costs associated with these arrangements is cost of license revenue instead of research and development expense.  We will record such costs as cost of license revenue in future periods. We do not intend to reclassify prior period reported costs as the amounts and impact are not material. While these arrangements have been immaterial historically, we will continue to monitor such transactions and, if the amounts become more significant, we will expand the discussion in our MD&A, Critical Accounting Policies and Estimates and footnote disclosures to more fully describe our basis of presentation.

* * * * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (781) 370-6971.

Securities and Exchange Commission

Very truly yours,

PARAMETRIC TECHNOLOGY COPORATION

/s/ Cornelius F. Moses, III

Cornelius F. Moses, III

Executive Vice President, Chief Financial Officer